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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                 BLUE ZONE, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    096084108
                                 (CUSIP Number)

                              F. Michael P. Warren
                                  P.O. Box 772
                                   The Valley
                                Anguilla, B.W.I.
                                 (604) 512-0075
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 8, 2000
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box. [ ]

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 096084108                13D                         Page 2 of 7 Pages

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                F. Michael P. Warren


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]

                                                                     (b) [ ]

    3      SEC USE ONLY


    4      SOURCE OF FUNDS*

                OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)

                                                                             [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Canada


                       7     SOLE VOTING POWER
    NUMBER OF
                                  12,150,100
      SHARES

                       8     SHARED VOTING POWER
   BENEFICIALLY
                                  - 0 -

     OWNED BY
                       9     SOLE DISPOSITIVE POWER
       EACH
                                  12,150,100

    REPORTING
                      10     SHARED DISPOSITIVE POWER
      PERSON
                                  - 0 -
       WITH


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                12,150,100

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
                                                                             [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                56.02 %

   14      TYPE OF REPORTING PERSON*

                IN

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                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the shares of Common Stock, par value $.001 per share (the "Common Stock"), of Blue Zone, Inc. (the "Issuer").

         The principal executive offices of Blue Zone are located at 329 Railway Street, 5th Floor, Vancouver, British Columbia, Canada V6A 1A4.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      NAME OF PERSONS FILING:

         This statement is filed on behalf of F. Michael P. Warren (the "Reporting Person").

         (b)      ADDRESS OF THE REPORTING PERSON.

                  P.O. Box 772
                  The Valley
                  Anguilla, B.W.I.

         (c)      PRINCIPAL OCCUPATION OF THE REPORTING PERSONS:

         Chairman of venture capital company.

         (d)      CRIMINAL PROCEEDING:

         During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)      CIVIL PROCEEDING:

         During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

         (f)      CITIZENSHIP:

         Canada

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In connection with the closing under a Share Exchange Agreement (the "Share Exchange Agreement") by and among the Issuer, the Reporting Person, Blue Zone Productions Ltd.("Productions"), Blue Zone Entertainment Inc., Blue Zone International Inc., Bruce Warren and Jamie Ollivier, on October 8, 1999, the Reporting Person acquired 12,000,000 shares of the Issuer in exchange for the Reporting Person's shares of Productions which represented all of the issued and outstanding shares of Productions and which were valued at Cdn $720,000 (approximately U.S. $490,000).

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ITEM 4.  PURPOSES OF TRANSACTION.

         On October 8, 1999, Productions and the Issuer (which was then known as Western Food Distributors, Inc.) entered into the Share Exchange Agreement. Pursuant to the Share Exchange Agreement, all of the shares of Productions were exchanged for 12,000,000 shares of the Issuer, Productions became a wholly-owned subsidiary of Issuer, and the Issuer changed its name from Western Food Distributors, Inc. to "Blue Zone, Inc." The existing management of Issuer then resigned, and the current officers and directors assumed the management of the Issuer.

         The Reporting Person intends to review on a continuing basis his investment in the Issuer and may, depending upon the Reporting Person's evaluation of his financial planning, upon the Issuer's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of the position in the Issuer.

                  Except as set forth in the previous paragraph, the Reporting Person does not have any plan or proposal that relates to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Issuer;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to any of those enumerated in (a)-(i) above.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As at the date hereof, the Reporting Person beneficially owns in the aggregate, 12,150,100 shares of Common Stock ( including 150,000 shares that may be acquired upon the exercise of options at an exercise price of $5.00 per share until November 2009), representing 56.02% the Issuer's common stock.

                  The forgoing percentage is based upon 21,538,100 shares of Common Stock issued and outstanding as of May 12, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

         (b) The Reporting Person has the sole power to vote or to direct the vote of or to dispose or direct the disposition of any shares of Common Stock in (a) above.

         (c) The Reporting Persons has not effected any transactions in the securities of the Issuer during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person is not a party to any contract or arrangement with respect to securities of the Issuer.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.       Share Exchange Agreement, dated as of October 5, 1999, among
                  F. Michael P. Warren, Bruce Warren, Jamie Ollivier, Blue Zone Productions Ltd., Blue Zone Entertainment Inc., Blue Zone International Inc. and Western Food Distributors, Inc. (incorporated by reference from the Issuer's Registration Statement on Form 10 (File No. 0-29907))

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:    May 23, 2000


                                            /s/ F. Michael P. Warren
                                            ------------------------------------
                                                    F. Michael P. Warren


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